Exhibit 12
PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

Three Months Ended March 31, 2012
Earnings before income taxes	$3,190
Add (deduct):
Equity in net loss of less than 50% owned affiliates	4
Dividends from less than 50% owned affiliates	—
Fixed charges	278
Interest capitalized, net of amortization	—
Earnings available for fixed charges	$3,472
Fixed charges:
Interest incurred	$252
Portion of rent expense deemed to represent interest factor	26
Fixed charges	$278
Ratio of earnings to fixed charges	12.5

Exhibit 12
PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	For the Years Ended December 31,
	2011	2010	2009	2008	2007
Earnings before income taxes	$12,532	$10,324	$9,243	$9,937	$8,884
Add (deduct):
Equity in net loss (earnings) of less than 50% owned affiliates	10	8	6	64	(100)
Dividends from less than 50% owned affiliates	—	—	—	12	100
Fixed charges	1,042	1,069	1,006	618	359
Interest capitalized, net of amortization	(2)	1	2	(11)	(8)
Earnings available for fixed charges	$13,582	$11,402	$10,257	$10,620	$9,235
Fixed charges:
Interest incurred	$940	$976	$920	$543	$280
Portion of rent expense deemed to represent interest factor	102	93	86	75	79
Fixed charges	$1,042	$1,069	$1,006	$618	$359
Ratio of earnings to fixed charges	13.0	10.7	10.2	17.2	25.7